As Filed With The Securities And Exchange Commission on July 29, 2003.

File Nos. 33-25678 and 811-5702

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   (X)

Pre-Effective Amendment No. ____   ( )

Post-Effective Amendment No. __15_   (X)

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   (X)

Amendment No. __19_   (X)

FBR American Gas Index Fund, Inc.
(Exact Name of Registrant as Specified in Charter)

4922 Fairmont Avenue, Bethesda, Maryland 20814
(Address of Principal Executive Offices) (Zip Code)

(703) 469-1040
(Registrant's Telephone Number, Including Area Code)

William Ginivan
General Counsel
Friedman, Billings, Ramsey Group, Inc.
1001 19th Street North
Arlington, VA 22209
(Name and Address of Agent for Service of Process)

Approximate Date of Commencement of the Proposed Public Offering of the Securities:

It is proposed that this filing will become effective (check appropriate box):

    ____   immediately upon filing pursuant to paragraph (b) of rule 485.
    _X_   on August 1, 2003 pursuant to paragraph (b) (1) (v) of rule 485.
    ____   60 days after filing pursuant to paragraph (a) (1) of rule 485.
    ____   on (date) pursuant to paragraph (a) (1) of rule 485.
    ____   75 days after filing pursuant to paragraph (a) (2) of rule 485.
    ____   on (date) pursuant to paragraph (a) (2) of rule 485.

FBR AMERICAN GAS INDEX FUND, INC.



Prospectus
August 1, 2003

As with all mutual funds, the Securities and Exchange Commission has not judged whether this Fund is a good investment or whether the information in this prospectus is adequate or accurate. Anyone who indicates otherwise is committing a Federal crime.

FBR FAMILY OF FUNDS
4922 FAIRMONT AVENUE
BETHESDA, MARYLAND 20814
888.888.0025
funds@fbr.com
www.fbr.com/funds/

INVESTMENT ADVISER
FBR FUND ADVISERS, INC.
1001 NINETEENTH STREET NORTH
ARLINGTON, VIRGINIA 22209

DISTRIBUTOR
FBR INVESTMENT SERVICES, INC.
4922 FAIRMONT AVENUE
BETHESDA, MARYLAND 20814

ADMINISTRATOR, CUSTODIAN AND TRANSFER AGENT
FBR NATIONAL BANK & TRUST
4922 FAIRMONT AVENUE
BETHESDA, MARYLAND 20814

TABLE of CONTENTS

Page

INVESTMENT OBJECTIVES, PRINCIPAL
INVESTMENT STRATEGIES, and RELATED RISKS

Fund Investment Objective. The investment objective of the FBR American Gas Index Fund (the "Fund") is income and capital appreciation.

Principal Investment Strategy. Designed as an index fund, the Fund intends to provide investment results that replicate the performance of the American Gas Association Stock Index ("Index"), an index maintained by the American Gas Association ("A.G.A."), a national trade association of natural gas companies. The Index consists of approximately 70 publicly traded common stocks of natural gas distribution, gas pipeline, diversified gas, and combination gas and electric companies headquartered in the United States. The stocks included in the Fund are chosen solely on the statistical basis of their weightings in the Index.

The Fund intends to invest under normal circumstances at least 85% of its net assets in the common stock of companies that have natural gas distribution and transmission operations. No attempt is made to manage the Fund's portfolio actively in the traditional sense by using economic, financial or market analysis; nor will the adverse financial situation of a company directly result in its elimination from the portfolio unless the company is removed from the Index. The percentage of the Fund's assets to be invested in each company's stock contained within the Index is approximately the same as the percentage the stock represents in the Index. Each stock's proportion of the Index is based on that stock's market capitalization, that is, the number of shares outstanding multiplied by the market price of the stock. Such computation is also weighted to reduce the effect of assets not connected with natural gas distribution and transmission revenue. To avoid deviation in the Fund's performance from the Index, the Fund will seek to invest substantially all of its assets in the stocks of the Index. Although there is no predetermined acceptable range of deviation between the performance of the Index and that of the Fund, the Fund attempts to achieve a correlation of approximately 95% or better between its total return and that of the Index. One-hundred percent correlation would mean the total return of the Fund's assets would increase and decrease exactly the same as the Index. If a deviation occurs, it may be the result of various expenses incurred by the Fund, such as management fees, transaction costs and other operating expenses.

Up to 10% of the Fund's assets may be maintained in short-term investments to provide for liquidity. The Fund may, from time to time, take temporary defensive positions in response to adverse market, economic, political or other conditions. To the extent the assets of the Fund are invested in temporary defensive positions, the Fund may not achieve its investment objective. For temporary defensive purposes, the Fund may invest in cash and/or short-term obligations. These short-term investments will be in the form of U.S. Government securities, high quality bank money market instruments and repurchase agreements. The Fund may also hold these obligations in anticipation of share redemptions or pending investment of assets in accordance with the Fund's investment policies. Although not a principal investment strategy, the Fund may also lend portfolio securities for the purpose of earning additional income.

Principal Risks of Investing in the Fund. Because the Fund invests mostly in equity securities, fluctuations in the stock market in general, as well as in the value of particular equity securities held by the Fund, can affect the Fund's performance. The values of equity securities fluctuate due to many factors, including the past and predicted earnings of the issuer, the quality of the issuer's management, general market conditions, the forecasts for the issuer's industry and the value of the issuer's assets. Holders of equity securities only have rights to value in the company after all the debts have been paid, and they could lose their entire investment in a company that encounters financial difficulty.

Loss of money is a risk of investing in the Fund. The net asset value of the Fund will change daily and you may lose money. As with any mutual fund, there is no guarantee that any of the Fund's performance will be positive over any period of time, either short-term or long-term. Also, an investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Because of its narrow industry focus, the Fund's performance is tied closely to an affected by developments in the natural gas distribution and transmission industry. Among the primary risks is the competitive risk associated with the prices of alternative fuels, such as coal and oil. For example, major gas customers such as industrial users and electric power generators often have the ability to switch between the use of coal, oil or gas. During periods when competing fuels are less expensive, the revenues of gas utility companies may decline with a corresponding impact on earnings. Weather is another risk that may affect the industry; a warmer winter could decrease the amount of gas used by heating customers and thereby reduce the earnings of companies that comprise the Index. Additionally, the gas industry is also sensitive to increased interest rates because of the industry's capital intensive nature. Typically, a significant portion of the financing of the industry's assets is obtained through debt. As interest rates increase, such debt scheduled to be refinanced would be acquired at higher rates thereby adversely affecting earnings.

PERFORMANCE

The bar chart and table that follow provide some indication of the risk of an investment in the Fund. The bar chart shows the Fund's performance for each of the last ten calendar years. The table shows how the Fund's average annual total returns for different calendar periods, both before and after taxes, compare to those of applicable indices. Returns shown assume reinvestment of dividends and distributions.

The after-tax returns shown were calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown. If you hold your Fund shares through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account, the after-tax returns are not relevant.

Please note that each Fund's past performance, before and after taxes, is not necessarily an indication of how each Fund will perform in the future.



Best Quarter: 23.52%   3rd Qtr of 2000   Worst Quarter: (21.06)%   3rd Qtr of 2002

The Fund's year-to-date total return as of June 30, 2003 was 13.33%.

Average Annual Total Returns

	One Year	Five Year	Ten Year
Returns			
Return Before Taxes	(23.93) %	0.48 %	7.75 %
Return After Taxes on Distributions	(24.99)%	(2.25)%	5.53%
Return After Taxes on Distributions and Sale of Fund Shares	(15.09)%	0.02%	5.86%
Indices*			
Dow Jones Utility Average[1]	(23.33)%	(0.87)%	0.52%
A.G.A. Stock Index[2]	(21.37)%	3.58%	8.30%
S&P 500[3]	(22.09)%	(0.58)%	9.33%

* Investors should note that the indices are unmanaged, do not incur expenses and are not available for investment. The performance of the indices do not include a deduction for fees, expenses, or taxes.

[1] The Dow Jones Utilities Index, a price weighted average of 15 utility companies listed on the New York Stock Exchange ("NYSE") and involved in the production of electrical energy

[2] The A.G.A. Stock Index, a market capitalization weighted index adjusted monthly consisting of member companies of the A.G.A.

[3] The S&P 500, a market capitalization weighted index of 500 stocks representing all major industries designed to represent the broad domestic economy through changes in aggregate market value.

FEES and EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge Imposed on Purchases	NONE
Maximum Deferred Sales Charge	NONE
Maximum Sales Charge Imposed on Reinvested Dividends	NONE
Redemption Fee on Shares held 90 days or less (as a percentage of the redemption amount)*	1.00%
Exchange Fee	NONE

* In addition, we charge a $15.00 redemption fee for all payments by wire made through the Fund's transfer agent.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees	0.400%
Other Expenses*	0.475%
Total Annual Fund Operating Expenses	0.875%
Fee Waiver and Expense**	0.025%
NET EXPENSES**	0.850%

* "Other Expenses" includes an annual fee of 0.375% of the Fund's average net assets paid to FBR National Bank & Trust, the provider of transfer agency, dividend-disbursing, custodial and other shareholder services to the Fund. The American Gas Association serves as administrator for the Fund. As administrator, A.G.A. is responsible for maintaining the Fund's Index and providing the Fund with information concerning the natural gas industry. For its services, A.G.A. is paid a fee of 0.10% of the Fund's average net assets.

**FBR Fund Advisers, Inc. (the "Adviser") has agreed in writing to waive a portion of its investment advisory fees and assume certain expenses of the Fund to the extent annual fund operating expenses exceed 0.85% of the Fund's average daily net assets. The Adviser has agreed to maintain this expense limitation through April 1, 2004.

If your monthly account balance averages $1,000 or less due to redemptions you may be charged a $5 fee.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated below and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, that all dividends are reinvested, and that the Fund's operating expenses remain the same.* Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years	5 years	10 years
$ 87	$ 277	$ 482	$ 1,076

* The example above assumes that the expense limitation agreement will only continue through April 1, 2004, the end of its current term.

FUND MANAGEMENT

FBR Fund Advisers, Inc., located at 1001 Nineteenth Street North, Arlington, VA 22209, serves as the Fund's investment adviser. Subject to the general supervision of the Fund's Board of Directors, the Adviser manages the investment and reinvestment of the assets of the Fund and is responsible for the overall management of the Fund's business affairs. An Adviser Group makes investment decisions, and therefore no one person is primarily responsible for making such decisions.

The Adviser was organized as a Delaware corporation in 1996 and is registered with the Securities and Exchange Commission as an investment adviser. As of June 30, 2003, it managed approximately $835 million in net assets on behalf of the Fund and the FBR Family of Funds. The Adviser is a subsidiary of Friedman, Billings, Ramsey Group, Inc., a financial services holding company. The Adviser and its asset management affiliates manage approximately $8.1 billion of gross assets (including leverage) for numerous clients including individuals, banks and thrift institutions, investment companies, pension and profit sharing plans and trusts, estates and charitable organizations, and private partnerships.

Pursuant to an Investment Advisory Agreement with the Fund for its services to the Fund, the Adviser is entitled to receive a monthly fee, at an annual rate of 0.40% of the average daily net assets of the Fund. The Adviser may periodically waive all or a portion of its advisory fee with the Fund. During the past fiscal year, the Fund paid advisory fees, after waivers, at the rate of 0.39%.

INVESTING IN THE FUND

All purchases and redemptions of a Fund's shares are made at the Fund's net asset value next determined after receipt of the order. You pay no sales charges to invest in the Fund.

Determination of Net Asset Value. Your price for Fund shares is the Fund's net asset value per share, which is computed daily as of the close of regular trading on the New York Stock Exchange (the "NYSE") (normally 4:00 p.m., Eastern time) on each day that the NYSE is open (a "Business Day"). The Fund determines its net asset value by dividing the value of its net assets (i.e., assets less liabilities) by the total number of shares outstanding. The Fund's investments are valued based on market value. The value of assets for which no quotations are readily available, including any restricted securities, are valued at fair value in good faith by, or at the direction of, the Board of Directors.

Purchase orders received by the Transfer Agent, FBR Investment Services, Inc. (the "Distributor"), or any dealer that has a sales agreement with the Distributor (an "Authorized Broker-Dealer") prior to the close of regular trading on the NYSE on any Business Day, are priced according to the applicable net asset value determined on that date. Purchase orders received after the close of regular trading on the NYSE are generally priced as of the time the net asset value is next determined.

HOW TO BUY SHARES

General. You may buy shares of the Fund on any Business Day. The minimum initial investment is $2,000 or $1,000 if the investment is for an IRA, or pension, profit-sharing or other employee benefit plans ("Retirement Plans"). Subsequent investments must be at least $100. The Fund reserves the right to reject any purchase order or vary the initial and subsequent investment minimums at any time.

> ***IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT***
>
> *To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account, and to determine whether such person's name appears on government lists of known or suspected terrorists and terrorist organizations.*

What this means for you: when you open an account, The Fund must obtain the following information:

- *Your name;*
- *Physical residential address (although post office boxes are still permitted for mailing);*
- *Date of birth; and*
- *Social security number, taxpayer identification number, or other identifying number.*

We may also ask for other information that will allow us to identify you or to see certain identifying documents. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other third-party services. Additional information may be required to open accounts for corporations and other non-natural persons.

Effective October 1, 2003, Federal law prohibits the Fund from establishing new accounts unless it receives the minimum identifying information listed above. The Fund also may be required to close your account if it is unable to verify your identity within a reasonable time.

Buying Shares Through the Distributor, Other Authorized Broker-Dealers or Investment Professionals. You may buy shares through a brokerage account maintained with the Distributor or any Authorized Broker-Dealer. If you buy shares this way, the price will be the Fund's net asset value next determined after a purchase order is received by the Distributor or an Authorized Broker-Dealer. Payment is generally due on the next business day. Please also note that you must provide a certified Taxpayer Identification Number (a "TIN") upon opening or reopening an account. See "Taxes."

To buy shares through the Distributor or an Authorized Broker-Dealer, you may send a check, wire or Federal Reserve Draft. The Distributor or an investor's Authorized Broker-Dealer is responsible for forwarding purchase information and payment promptly to the Fund.

Shareholders whose shares are held through a brokerage account who desire to transfer such shares to another brokerage account should contact their current broker to effect the transfer.

Some broker-dealers (other than the Distributor), financial institutions, securities dealers, financial planners and other industry professionals (collectively, "Investment Professionals") may charge their clients direct fees or impose conditions on investments in addition to or different from those described in this Prospectus. You should contact your Investment Professional concerning these fees and conditions (if any). Investment Professionals are solely responsible for promptly transmitting purchase and redemption orders to the Fund.

Buying Shares Through the Transfer Agent. To purchase shares through Integrated Fund Services, Inc. ("Integrated" or "Transfer Agent"), you should complete the application (the "Account Application") accompanying this Prospectus and forward it with payment by check or Federal Reserve Draft payable to the order of "FBR American Gas Index Fund" c/o Integrated Fund Services, Inc., P.O. Box 5354, Cincinnati, Ohio 45273-9704. You may make additional purchases of shares by mailing a check or Federal Reserve Draft payable to the order of "FBR American Gas Index Fund" to the same address. Federal Reserve Drafts are available at national banks or any state bank that is a member of the Federal Reserve System. If you pay for shares by check, the shares will be priced at the net asset value next determined after the Transfer Agent receives the check in proper form. No cash, money orders, traveler's checks, third party checks, credit card checks or other checks deemed to be high-risk checks will be accepted.

You may also buy shares by having your bank or broker wire Federal Funds to the Transfer Agent. The bank or broker may charge you a fee for this service. If you are sending Federal Funds by wire for an initial investment, please call the Transfer Agent at 888.888.0025 for instructions. You will still need to fully complete and sign the Application and mail it to us at the address shown above. The Transfer Agent will not process redemptions until it receives a fully completed and signed Application.

You should also notify the Transfer Agent before wiring funds for additional purchases.

Systematic Investment Plan. The Systematic Investment Plan allows you to buy shares of the Fund at regular intervals. If your bank or other financial institution allows automatic withdrawals, you may buy shares by having a designated account debited in the specified amount once a month, on or about the twentieth day of the month. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be used for participation in the Systematic

Investment Plan. If you want to participate in the Systematic Investment Plan, please call the Transfer Agent at 888.888.0025 to obtain the appropriate forms. The Systematic Investment Plan does not assure a profit and does not protect against loss in declining markets. Since the Systematic Investment Plan involves the continuous investment in a Fund regardless of fluctuating price levels of the Fund's shares, you should consider your financial ability to continue to purchase through periods of low price levels. The Fund may modify or terminate the Systematic Investment Plan at any time or charge a service fee. No fee is currently charged or contemplated.

HOW TO REDEEM SHARES

General. You may redeem (sell) your shares on any Business Day. When a Fund receives a request in proper form, it will redeem the shares at the next determined net asset value. The Fund generally does not impose any charges when you redeem your shares. However, if you redeem or exchange shares within 90 days or less of buying them, the Fund will charge a redemption fee of 1% of the amount redeemed.

The Fund will make payment for all shares redeemed within seven days after it receives a redemption request in proper form. Ordinarily payment will be made within three days. However, if you purchased Fund shares by check and then submit a redemption request by mail, the redemption proceeds will not be paid until your check has cleared, which may take up to 15 days.

Your account may be redeemed after 60 days written notice to you if your account's net asset value has fallen below $1,000 due to redemptions. If you receive notice that your account will be redeemed, you may avoid the redemption by investing additional amounts in your account to bring the balance over $1,000. You will not be required to redeem your account that has fallen below $1,000 due to market fluctuations.

Redeeming Through the Distributor, Authorized Broker-Dealers or Investment Professionals. If you hold Fund shares through a brokerage account, you must submit redemption requests to your account executive or Authorized Broker-Dealer, either in person or by telephone, mail or wire. As the Funds' agent, the Distributor or another Authorized Broker-Dealer may honor a redemption request by repurchasing Fund shares from you at the shares' net asset value next computed after the Distributor or Authorized Broker-Dealer receives your request. Under normal circumstances, redemption proceeds will be paid by check or credited to your brokerage account within three days. The Distributor and Authorized Broker-Dealers are responsible for promptly sending redemption requests to the Transfer Agent. You may also place redemption requests through an Investment Professional, who might charge a fee for this service.

Redeeming Through The Transfer Agent

Redemption In Writing. If you do not hold shares through a brokerage account and you wish to redeem shares, you may redeem your shares through the Transfer Agent by sending a written request directly to: FBR American Gas Index Fund, c/o Integrated Fund Services, Inc., P.O. Box 5354, Cincinnati, Ohio 45273-9704. Include the following information in your redemption request:

- the name of the Fund and account number you are redeeming from;
- your name(s) and address as it appears on your account;
- the dollar amount or number of shares you wish to redeem;
- your signature(s) as it appears on your account registration; and
- a daytime telephone number.

All persons in whose names the shares are registered must sign any request for redemption. We require a signature guarantee if the proceeds of the redemption would exceed $50,000, if the proceeds are not to be paid to the record owner at the address of record, or if the shareholder is a corporation, partnership, trust or fiduciary. We accept signature guarantees from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations participating in a MEDALLION program. The three recognized medallion programs are Securities Transfer Agent Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP), and New York Stock Exchange, Inc. Medallion Signature Program (MSP). SIGNATURE GUARANTEES RECEIVED FROM INSTITUTIONS NOT PARTICIPATING WILL NOT BE ACCEPTED. If you redeem shares within 30 days of a change in your address of record, a signature guarantee will be required. You may call the Transfer Agent at 888.888.0025 to determine whether a particular institution is eligible to guarantee your signature.

Generally, a properly signed written request with any required signature guarantee is all that is required for a redemption. In some cases, however, other documents may be necessary. For example, additional documentation of authority is required for a redemption by a corporation, partnership, trust, fiduciary, executor or administrator.

Redemption By Telephone/Payment By Wire Transfer. You may redeem shares by telephone if you elected this option on your initial Application, or if you have filed a Telephone Authorization with the Transfer Agent. You may obtain a Telephone Authorization from the Transfer Agent by calling 888.888.0025.

If you redeem shares by telephone, we will mail a check for the redemption proceeds to your registered address unless you have designated in your Application or Telephone Authorization that redemption proceeds are to be sent by wire transfer to a specific checking or savings account. In that case, if we receive a telephone redemption request before the close of regular trading on the NYSE (normally 4:00 p.m., Eastern time), we will wire the redemption proceeds to your bank account on the next day that a wire transfer can be effected. We charge a transaction fee of $15.00 for payments by wire. The Distributor and the Transfer Agent reserve the right to refuse a telephone redemption if they consider doing so appropriate.

During times of drastic economic or market conditions, you may find it difficult contacting the Distributor or Authorized Broker-Dealers by telephone to request a redemption of Fund shares. In those cases, you should consider using the other redemption procedures described above. However, if you use these other redemption procedures, your redemption request may be processed at a later time than it would have been if you had redeemed your shares by telephone. During the delay, a Fund's net asset value may fluctuate.

The Fund will take measures to make sure that telephone instructions are genuine. These measures may include asking for your name, account number, social security or other taxpayer ID number and other relevant information, and following up with a written confirmation to the address of record. If the Fund does not use such procedures, it may be liable for any losses due to unauthorized or fraudulent telephone instructions. If appropriate measures are taken, neither the Fund nor the Transfer Agent will be responsible for any losses that may occur to any account due to an unauthorized telephone call.

Automatic Withdrawal. The Fund has an automatic withdrawal program, which allows you to withdraw a specified dollar amount (minimum of $100) on either a monthly or quarterly basis if you have a $10,000 minimum account balance. We will redeem shares in your account for this purpose. As with other redemptions, we will charge a 1% fee for shares held 90 days or less. You may obtain an application for automatic withdrawal from the Distributor or the Transfer Agent. You may cancel the automatic withdrawal at any time. The Fund or the Transfer Agent may modify or terminate this option at any time.

SHAREHOLDER SERVICES

CROSS-REINVESTMENT OF DIVIDENDS AND DISTRIBUTIONS

You may elect to reinvest dividends and capital gain distributions paid by the Fund in shares of any of the other FBR Funds (see "Exchange Privilege" for a current list of such funds). Shares of an FBR Fund acquired in this manner are subject to the minimum initial investment for that FBR Fund. If the first purchase by cross-reinvestment is not large enough to meet the minimum for the FBR Fund you are acquiring, you may commit to continue cross-reinvestment until the value of your account with that FBR Fund reaches the minimum level. See the Account Application.

TAX-SHELTERED RETIREMENT PLANS

The Funds offer their shares to retirement plans, including IRA plans for individuals and their non-employed spouses, IRA plans for employees in connection with employer sponsored SEP, SAR-SEP and SIMPLE IRA plans, 403(b) plans and defined contribution plans such as 401(k) Salary Reduction Plans. You may obtain detailed information concerning these plans from the Transfer Agent, including information on fees and taxes. You should read this information carefully, and it may be advisable for you to consult a tax adviser.

EXCHANGE PRIVILEGE

You may exchange shares of the Fund for shares of any of the following FBR Funds:

FBR Small Cap Financial Fund	FBR U.S. Government Bond Portfolio
FBR Financial Services Fund	FBR Tax-Free Money Market Portfolio,
FBR Small Cap Value Fund	FBR Maryland Tax-Free Portfolio

FBR Technology Fund   FBR Virginia Tax-Free Portfolio.
FBR Fund for Government Investors

You should obtain and read the current prospectus of the fund you want to acquire in an exchange by calling 888.888.0025. Please note that proceeds of shares exchanged within 90 days or less of purchase will be subject to a 1% redemption fee. The fund you are exchanging into must be available for sale in your state and the registration for both accounts must be identical. Exchanges will be effected at the respective net asset values of the funds involved as next determined after receipt of the exchange request. The exchange privilege may be modified or withdrawn at any time and is subject to certain limitations.

If you wish to make an exchange, you may do so by sending a written request to the Transfer Agent. You will automatically be provided with telephone exchange privileges when you open your account, unless you indicate on the Account Application that you do not wish to use this privilege. You may add a telephone exchange feature to an existing account that previously did not provide for this option. A Telephone Exchange Authorization Form for this purpose is available from the Transfer Agent. Once this election has been made, you may simply contact the Transfer Agent at 888.888.0025 to request the exchange.

If you do not currently own shares of the FBR Fund whose shares you wish to acquire, we will establish a new account with the same registration, dividend and capital gains options as your current account. If you want different options for the new account, you must specify this in writing, with all signatures guaranteed as described above. See "Redemption In Writing".

For federal income tax purposes, an exchange is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your own tax adviser concerning the tax consequences of an exchange.

If an exchange is to a new FBR Fund, the dollar value of shares acquired must meet that fund's minimum investment for a new account; if the exchange is to an existing account, the dollar value must equal or exceed that fund's minimum for subsequent investments. Any amount that remains in a Fund account after an exchange must not drop below the minimum account value required by the Fund.

OTHER IMPORTANT INVESTMENT INFORMATION

DIVIDENDS AND DISTRIBUTIONS

Dividends of the Fund will be declared on the next to last business day of each calendar quarter (the declaration and record date). Capital gains, if any, will be distributed on an annual basis. The Fund may make additional distributions if necessary to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). Statements of account showing dividends and distributions paid will be sent at least quarterly.

You may choose to have dividends and distributions of a Fund paid to you in (i) cash, (ii) additional shares of the Fund or (iii) shares of any other FBR Fund (See "Shareholder Services--Cross-Reinvestment of Dividends and Distributions.") You should make this election on your Account Application but you may change your election by giving written notice to the Transfer Agent at any time prior to the record date for a particular dividend or distribution. If you do not choose otherwise, all dividends and distributions will be reinvested in the Fund paying the dividend and/or distribution. Dividends and distributions will be paid in cash or reinvested at the net asset value per share calculated on the ex-dividend date. Dividends and distributions are taxable to shareholders, as discussed below, whether they are reinvested in shares of the Fund or received in cash.

> ### *"Undeliverable" or "Uncashed" Dividend Checks*
> If you elect to receive dividends and distributions in cash and the payment (1) is returned and marked as "undeliverable" or (2) remains uncashed for six months, your cash election will be changed automatically and future dividends will be reinvested in the Fund at the per share net asset value determined as of the date of payment. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and then reinvested in the Fund at the per share net asset value determined as of the date of cancellation.

TAXES

Federal Taxes. The Fund plans to distribute all of its net investment income and net realized capital gains, if any, in accordance with the requirements of the Code, so that the Fund will not be subject to U.S. federal income taxes or the 4% U.S. federal excise tax on undistributed income.

Distributions by the Fund of its net investment income and the excess, if any, of its net realized short-term capital gains over its net realized long-term capital loss are taxable to you as ordinary income. These distributions are treated as ordinary income for federal income tax purposes, but only a portion of the amount may qualify for the 70% dividends-received deduction for corporate shareholders. Distributions by the Fund of the excess, if any, of its net realized long-term capital gains over its net realized short-term capital loss are designated as capital gains distributions and are generally taxable to shareholders as long-term capital gains, regardless of the length of time you have held your shares. Those distributions are not eligible for the dividends-received deduction. If you sell shares in the Fund at a loss before holding such shares for more than six months, the loss will be treated as a long-term capital loss to the extent that you have received a capital gains distribution on those shares. Distributions will be treated in the same manner for U.S. federal income tax purposes whether you receive them in cash or in additional shares. Distributions received by shareholders of the Fund in January of a given year will be treated as received on December 31 of the preceding year provided that they were declared to shareholders of record on a date in October, November, or December of the preceding year. The Fund sends tax statements to its shareholders (with copies to the Internal Revenue Service, the "IRS") by January 31 showing the amounts and tax status of distributions made (or deemed made) during the preceding calendar year.

Other Tax Information. The information above is only a summary of some of the U.S. federal income tax consequences generally affecting the Fund and its U.S. shareholders, and we have made no attempt to discuss individual tax consequences. Before investing, you should also review the more detailed discussion of U.S. federal income tax considerations in the Statement of Additional Information. In addition to the U.S. federal income tax, you may be subject to state or local taxes on your investment in the Fund, depending on the laws of your state or local jurisdiction. IF YOU ARE CONSIDERING AN INVESTMENT IN THE FUND, YOU SHOULD CONSULT YOUR TAX ADVISER TO DETERMINE WHETHER THE FUND IS SUITABLE TO YOUR PARTICULAR TAX SITUATION.

When you sign your account application, you are asked pursuant to IRS regulations to provide your correct social security or taxpayer identification number and other required certifications. If you do not comply with IRS regulations, the IRS requires each Fund to withhold 28% of amounts distributed to you by the Fund as dividends or in redemption of your shares. Because your tax treatment as a shareholder depends on your purchase price and your individual tax position, you should keep your regular account statements for use in determining your tax.

FINANCIAL HIGHLIGHTS

The following financial highlights table is intended to help you understand the Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information for the period ended March 31, 2003, has been audited by Tait, Weller & Baker, whose report, along with the Fund's financial statements, is included in the annual report, which is available upon request. For all prior periods, the information provided was audited by another auditor.

	For the Years Ended March 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Per Share Operating Performance					
Net Asset Value, Beginning of Year	$ 15.53	$ 19.42	$ 16.93	$ 16.28	$ 18.59
Income from Investment Operations:					
Net Investment Income	0.43	0.49	0.52	0.52	0.51
Net Realized and Unrealized Gain (Loss) on Investments	(5.12)	(1.86)	5.00	2.07	(1.63)
Total from Investment Operations	(4.69)	(1.37)	5.52	2.59	(1.12)
Less Distributions:					
Dividends (from net investment income)	(0.43)	(0.49)	(0.52)	(0.52)	(0.51)
Distributions (from net realized capital gain)	--	(2.03)	(2.51)	(1.42)	(0.68)
Total Distributions	(0.43)	(2.52)	(3.03)	(1.94)	(1.19)
Net Increase (Decrease) in Net Asset Value	(5.12)	(3.89)	2.49	0.65	(2.31)
Net Asset Value, End of Year	$ 10.41	$ 15.53	$ 19.42	$ 16.93	$ 16.28
Total Investment Return	(30.40)%	(5.90)%	32.88%	17.18%	(6.35)%
Ratios and Supplemental Data:					
Net Assets at End of Year (in thousands)	$145,663	$224,681	$269,504	$194,493	$200,317
Ratio of Expenses to Average Net Assets	0.85%	0.85%	0.85%	0.85%	0.85 %
Ratio of Expenses to Average Net Assets Before Reimbursement	0.86%	0.85%	0.85%	0.85%	0.85%
Ratio of Net Income to Average Net Assets	3.58%	2.88%	2.77%	2.95%	2.84%
Portfolio Turnover Rate	39%	29%	38%	16%	10%

ADDITIONAL INFORMATION

FBR AMERICAN GAS INDEX FUND, INC.

Additional information about the Fund is available free of charge, upon request, in the following forms:

- Statement of Additional Information--additional information about the Fund's operations. The information presented in the Statement of Additional Information is incorporated by reference into this prospectus.

- Annual Report--additional information about the Fund's investments and a discussion of market conditions and investment strategies that significantly affected the Fund's performance during their last fiscal year.

- Semi-Annual Report--additional information about the Fund's investments.

To request a free copy of any of the materials described above, or to make other inquiries, contact us:

By telephone: 888.888.0025

By mail: FBR American Gas Index Fund
                 1001 Nineteenth Street North
                 Arlington, Virginia 22209

By e-mail: funds@fbr.com

On the Internet: www.fbr.com/funds/

Information about the Fund (including the Fund's Statement of Additional Information) can also be reviewed and copied at the Securities and Exchange Commission's ("Commission") Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at 202.942.8090. Reports and other information about the Fund are available on the Commission's Internet site at www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102.

FBR American Gas Index Fund, Inc. Investment Company Act File No. 811-5702

FBR AMERICAN GAS INDEX FUND, INC.

4922 Fairmont Avenue, Bethesda, MD 20814
888.888.0025

Statement of Additional Information
August 1, 2003

This Statement of Additional Information is not a Prospectus. It should be read in conjunction with the FBR American Gas Index Fund, Inc.'s (the "Fund") Prospectus, dated August 1, 2003.   A copy of the Fund's Prospectus may be obtained without charge by writing or telephoning the Fund at the above address or telephone numbers.

The audited financial statements of the Fund, for the Fund's fiscal year ended March 31, 2003, are included in the Fund's 2003 Annual Report to Shareholders, which has been filed with the Securities and Exchange Commission and is incorporated herein by reference. Copies of the Fund's 2003 Annual Report are available, without charge, by request by writing or telephoning the Fund at the above address or telephone number.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents

FUND ORGANIZATION, INVESTMENTS and RISKS

The Fund is an open-end, diversified management investment company incorporated in the State of Maryland on November 21, 1988. The Fund is authorized to issue 1,000,000,000 shares of common stock, par value $0.001 per share, the only class of security authorized under the Fund's Articles of Incorporation. Each outstanding share is entitled to one vote for each full share and a fractional vote for each fractional share. Each such share and fractional share has equal rights with respect to dividends and liquidation preferences. All issued and outstanding shares are fully-paid and non-assessable.

Discussion of Index Methodology

The American Gas Association Stock Index (the "Index") is comprised of the common stock of approximately 70 publicly traded companies headquartered in the United States, including members of the American Gas Association ("A.G.A."). These companies are engaged in the distribution and/or transmission of natural gas. The actual computations required to produce the Index are performed by AUS Consultants Utility Services ("AUS") for A.G.A. pursuant to a contractual agreement between A.G.A. and AUS. A.G.A. has ultimate responsibility to ensure that AUS's calculations are performed according to its Administrative Services Agreement with Fund.

The Index is computed by multiplying the number of outstanding shares of common stock of each A.G.A. member company by the closing market price per share at the Index date. This product then is multiplied by the percentage of each company's assets devoted to natural gas distribution and transmission. This process, completed at least annually, is done to recognize the natural gas component of the company's asset base. The result is each company's "gas market capitalization value". The sum of all the companies' "gas market capitalization values" is totaled. This summation results in a base number called the "industry's gas market capitalization value". Each company's stock percentage within the Index is determined by dividing the company's "gas market capitalization value" by the "industry's gas market capitalization value". The "gas market capitalization value" for each company will be recalculated at least quarterly. In computing the Index, individual stocks will be limited to no more than 5% of the Index. Therefore in calculating the Index, any representation in the Index exceeding 5% will be reallocated. FBR Fund Advisers, Inc. (the "Adviser") seeks to purchase sufficient shares of each company's stock such that its proportion of the Fund's assets will substantially equal that stock's proportion of the Index. The Adviser will monitor the Fund's securities holdings so that those holdings reflect the composition of the Index. As market conditions dictate, and as significant shareholder purchases and redemptions occur, the Adviser will buy or sell stocks to maintain holdings of each stock to reflect proper weightings within the Index. In both rising and falling markets, the Fund attempts to achieve a correlation of approximately 95% or better between its total return and that of the Index. One-hundred percent correlation would mean the total return of the Fund's assets would increase and decrease exactly the same as the Index. For the fiscal year ended March 31, 2003, the Fund achieved an 99.8% correlation. Since the Index weightings change in very small amounts during the trading day, continual small adjustments would be needed to track the Index exactly. Furthermore, purchases and sales of every stock within the Index would be necessary as contributions and redemptions to the Fund are made. To minimize brokerage and transaction expenses, the Adviser will make adjustments to the Fund in accordance with the following methodology. Comparison of the actual composition of the Fund to the theoretical target will be made daily. Generally, adjustments to the holdings of any single stock will be made at least weekly whenever the actual proportion of that stock in the Fund varies by more than 0.5% of the weighting of that stock in the Index. The percentage of each stock holding is based on the Fund's net asset value. For example, if Stock A represented 3% of the total weighting in the Index at the close of business, adjustments to the holdings of Stock A will be made if the value of Stock A is greater than 3.5% or less than 2.5% of the net assets. Adjustments may be made at other times even though these tolerances are not exceeded if the adjustment can be made without incurring unreasonable transaction expenses.

Non-Principal Investment Strategies and Risks

As stated in the Fund's prospectus and discussed above, the Fund is designed as a common stock index fund and intends to invest at least 85% of its net assets in the common stock of natural gas distribution and transmission companies according to the Index monitored by A.G.A. In addition to the Fund's principal investment strategies, the Fund may also invest up to 10% of the Fund's assets in short-term investments to provide for liquidity. These short-term investments will be in the form of U.S. Government securities, high quality bank money market instruments and repurchase agreements. A description of these investments and their corresponding risks follow.

U.S. Government Securities
There are three major classifications of U.S. Government securities in which the Fund may invest:

U.S. Treasury Securities
U.S. Treasury securities are direct obligations of the U.S. Government and are backed by the full faith and credit of the U.S. Treasury. U.S. Treasury securities differ only in their interest rates, maturities, and dates of issuance. Treasury Bills have maturities of one year or less. Treasury Notes have maturities of one to ten years, and Treasury Bonds generally have maturities of greater than ten years at the date of issuance. Yields on short-, intermediate-, and long-term U.S. Treasury securities are dependent on a variety of factors, including the general conditions of the money and bond markets, the size of a particular offering, and the maturity of the obligation.

Government Agency Securities
Government agency securities, often called agencies, are indirect obligations of the U.S. government, and are issued by federal agencies and government-sponsored corporations under authority from Congress. Government agency securities may be backed by the full faith and credit of the federal government, which is the case with Government National Mortgage Association and Small Business Administration certificates, but are more often issued or guaranteed by the sponsoring agency. Examples of government agency securities include Export-Import Bank of the United States, the Federal Home Loan Bank, and the Federal Farm Credit System Banks.

Government-Sponsored Enterprises
Government-sponsored enterprises are characterized as being privately owned and publicly chartered. These entities were created by the U.S. Government to help certain important sectors of the economy reduce their borrowing costs. The U.S. Government does not directly back government-sponsored enterprise securities, although in some instances, government-sponsored enterprise securities may benefit from indirect support. The Federal National Mortgage Association and Fannie Mae are examples of government-sponsored enterprise securities.

Risks Associated with Investing in U.S. Government Securities
The U.S. Government is considered to be the best credit-rated issuer in the debt markets. Since Treasury securities are direct obligations of the U.S. Government, there is minimal credit risk. While most other government-sponsored securities are not direct obligations of the U.S. Government (some are guaranteed), they also offer little credit risk.

However, another type of risk that may effect the Fund is interest rate risk. For example, debt securities with longer maturities tend to produce higher yields and are generally subject to potentially greater capital appreciation and depreciation than obligations with shorter maturities and lower yields. The market value of U.S. Government securities generally varies inversely with changes in market interest rates. An increase in interest rates, therefore, would generally reduce the market value of any U.S. Government securities held by the Fund, while a decline in interest rates would generally increase the market value of these investments.

Bank Money Market Instruments

Description of Bank Money Market Instruments
Bank money markets are short-term obligations of depository institutions which provide high liquidity and a relatively risk-free way to earn interest on cash reserves.

Risks of Bank Money Market Instruments
Bank deposits and CDs are insured to $100,000 per depositor by the Bank Insurance Fund and the Savings Association Insurance Fund, units of the Federal Deposit Insurance Corporation ("FDIC"), and by the National Credit Union Administration ("NCUA"). The FDIC and NCUA are federally sponsored agencies.

Repurchase Agreements

Description of a Repurchase Agreement
A repurchase agreement is an agreement where a Fund acquires a debt security from a commercial bank or broker/dealer with the understanding that the Fund will sell the instrument back at an agreed-upon price and date (normally, the next business day). Essentially, a repurchase agreement may be considered a loan backed by securities. The resale price reflects an agreed-upon interest rate effective for the period the instrument is held by the Fund. In these transactions, the value of the securities acquired by the Fund (including accrued interest earned) must be greater than the value of the repurchase agreement itself. The securities are held by the Fund's custodian bank until repurchased.

Reasons to Use Repurchase Agreements
The Fund may invest in repurchase agreements secured by securities issued or guaranteed by the U.S. Government, its agencies and government-sponsored enterprises: (i) for defensive purposes due to market conditions; or (ii) to generate income from the Fund's excess cash balances. The Fund will only enter into repurchase agreements with member banks of the Federal Reserve system or primary dealers of U.S. Government securities.

Risks of Repurchase Agreements
The use of repurchase agreements involves certain risks. For example, if the other party to the agreement defaults on its obligations to repurchase the underlying security at a time when the value of the security has declined, the Fund may incur a loss when the security is sold. If the other party to the agreement becomes insolvent and subject to liquidation or reorganization under the Bankruptcy Code or other laws, a court may determine that the underlying security is collateral for a loan by the Fund not within the control of the Fund. Consequently, the Fund may not be able to substantiate its interest in the underlying security and may be deemed an unsecured creditor of the other party to the agreement. While the Fund's investment adviser acknowledges these risks, it is expected that these risks can be controlled through monitoring procedures. These procedures include effecting repurchase transactions only with large, well-capitalized and well-established financial institutions whose condition will be continually monitored. In addition, the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned in the repurchase agreement.

Lending of Securities
The Fund may lend its securities to qualified institutional investors (*i.e.*, brokers, dealers, banks or other financial institutions) who need to borrow securities in order to complete certain transactions, such as covering short sales, avoiding failures to deliver securities, or completing arbitrage operations.

Reasons the Fund Would Lend its Securities
By lending its portfolio securities, the Fund attempts to increase its net investment income through the receipt of interest on the loan. Any gain or loss in the market price of the securities loaned that might occur during the term of the loan would be for the account of the Fund. The Fund may pay reasonable finders, borrowers, administrative and custodial fees in connection with the loan.

To lend securities, the following requirements must be met:

1. the borrower must pledge and maintain with the Fund collateral consisting of cash, a letter of credit issued by a domestic U.S. bank, or securities issued or guaranteed by the federal government having at least equal the value of the securities loaned;

2. the borrower must add to the collateral whenever the price of the securities loaned rises;

3. the Fund must be able to terminate the loan at any time; borrowed securities must be returned when the loan is terminated; and

4. the Fund should receive reasonable interest on the loan (which may include the Fund's investing any cash collateral in portfolio securities, thereby earning additional income), any distribution on the loaned securities, and any increase in the market value of the loaned securities.

Risks of Lending

The Fund will enter into securities lending and repurchase transactions only with nationally recognized brokers, banks, dealers or other financial institutions. In the event of a default or bankruptcy by a seller or borrower, the Fund will promptly liquidate collateral. However, the exercise of the Fund's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale of collateral on a default of the seller or borrower were less than the seller's or borrower's obligation, the Fund could suffer a loss.

INVESTMENT LIMITATIONS AND RESTRICTIONS

The following investment limitations are fundamental and may not be changed without prior approval of a majority of the Fund's outstanding voting shares.

As defined in the Investment Company Act of 1940, the term "majority" means the vote of the lesser of (a) 67% of the shares of the Fund at a meeting where more than 50% of the outstanding shares are present in person or by proxy; or (b) more than 50% of the outstanding shares of the Fund.

The Fund may not:

1. issue senior securities.
2. make short sales of securities or purchase securities on margin.
3. borrow money except as a temporary measure to facilitate redemptions. Such borrowing may not exceed 30% of the Fund's total assets, taken at current value, before such borrowing. The Fund may not purchase securities if a borrowing by the Fund is outstanding.
4. underwrite securities of any other issuer, nor purchase or sell restricted securities.
5. purchase or sell real estate or real estate mortgage loans.
6. buy or sell commodities or futures contracts.
7. invest in oil, gas or other mineral leases.
8. make loans except through repurchase agreements provided the borrower maintains collateral equal to at least 100% of the value of the borrowed security, and marked to market daily.
9. purchase securities of any issuer if, as a result of such a purchase, such securities would account for more than 5% of the Fund's assets.

Non-Fundamental Restrictions of the Fund:

The following restrictions are not fundamental and may be changed by the Board of Directors without the approval of shareholders:

The Fund may not:

1. invest in warrants;
2. invest more than 15% of the Fund's net assets in illiquid securities.

VALUATION OF PORTFOLIO SECURITIES

Portfolio securities are valued at the last sale price on the securities exchange or national securities market on which such securities primarily are traded. Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recent bid and asked prices, except in the case of open short positions where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Short-term investments are carried at amortized cost, which approximates value. Any securities or other assets for which recent market quotations are not readily available are valued at fair value as determined in good faith by the Fund's Board of Directors or at the direction of the Directors. Expenses and fees, including the management fee and distribution and service fees, are accrued daily and taken into account for the purpose of determining the net asset value ("NAV") of the Fund's shares.

Restricted securities, as well as securities or other assets for which market quotations are not readily available, or are not valued by a pricing service approved by the Board of Directors, are valued at fair value as determined in good faith by the Board of Directors. The Board of Directors will review the method of valuation on a current basis. In making their good faith valuation of restricted securities, the Directors generally will take the following factors into consideration: restricted securities which are, or are convertible into, securities of the same class of securities for which a public market exists usually will be valued at market value less the same percentage discount at which purchased. This discount will be revised periodically by the Board of Directors if the they believe that the discount no longer reflects the value of the restricted securities. Restricted securities not of the same class as securities for which a public market exists usually will be valued initially at cost. Any subsequent adjustment from cost will be based upon considerations deemed relevant by the Board of Directors.

Determination of Net Asset Value. The Fund' NAV is determined as of the end of trading on the New York Stock Exchange ("NYSE") (currently 4:00 p.m. New York City time) on days the NYSE is open. In computing a Fund's NAV, all liabilities incurred or accrued are deducted from total assets. The resulting net assets are divided by the number of shares outstanding at the time of the valuation and the result (adjusted to the nearest cent) is the NAV per share.

NYSE Closings. The holidays (as observed) on which the NYSE is closed currently are: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

CALCULATION OF PERFORMANCE DATA

Average Annual Total Return Quotations

For purposes of quoting and comparing the performance of the Fund to that of other mutual funds and to other relevant market indices in advertisements or in reports to shareholders, performance may be stated in terms of total return. Under rules adopted by the Securities and Exchange Commission (the "SEC"), Fund advertising stating performance must include total return quotes calculated according to the following formula:

$$P (1+T)^n = ERV$$

Where: P = a hypothetical initial payment of \$1,000.
          T = average annual total return.
          n = number of years.
          ERV= ending redeemable value of a hypothetical \$1,000 payment made at the beginning of the 1-, 5-, or 10-year periods at the end of the 1-, 5-, or 10-year periods (or fractional portion thereof).

Under the foregoing formula, the time periods used in advertising will be based on rolling calendar quarters, updated to the last day of the most recent quarter prior to submission of the advertising for publication, and will cover 1, 5, and 10 year periods or a shorter period dating from the effectiveness of the Registration Statement of the Fund. In calculating the ending redeemable value, all dividends and distributions by the Fund are assumed to have been reinvested at net asset value as described in the Prospectus for the Fund on the reinvestment dates during the period. Total return, or "T" in the formula above, is computed by finding the average annual compounded rates of return over the 1, 5, and 10 year periods (or fractional portion thereof) that would equate the initial amount invested to the ending redeemable value.

The Fund, from time to time, also may include in such advertising a total return figure that is not calculated according to the formula set forth above in order to compare more accurately the performance of the Fund with other measures of investment return. For example, in comparing the total return of the Fund with data published by Lipper Analytical Services, Inc., or with the performance of the Lehman Brothers Intermediate Government,

Lehman Brothers U.S. Government Bond, or Lehman Brothers Long Treasury Bond Indexes, the Fund calculates its aggregate total return for the specified periods of time by assuming the investment of $10,000 in the Fund's shares and assuming the reinvestment of each dividend or other distribution at net asset value on the reinvestment date. Percentage increases are determined by subtracting the initial value of the investment from the ending value and by dividing the remainder by the beginning value. Such alternative total return information will be given no greater prominence in such advertising than the information prescribed under rules adopted by the SEC.

The Fund's average annual compounded rates of return, assuming the reinvestment of all dividends and distributions as of March 31, 2003, are as follows:

One Year	(30.40)%
Five Years	(0.92)%
Ten Years	5.76%

Average Annual Total Return After Taxes on Distributions Quotation
The Fund computes its average annual total return after taxes on distributions by determining the average annual compounded rates of return during specified periods that equate the initial amount invested to the ending redeemable value of such investment after taxes on fund distributions but not after taxes on redemptions. This is done by dividing the ending redeemable value after taxes on fund distributions of a hypothetical $1,000 initial payment by $1,000 and raising the quotient to a power equal to one divided by the number of years (or fractional portion thereof) covered by the computation and subtracting one from the result. This calculation can be expressed as follows:

Average Annual Total Return After Taxes =
(after taxes on distributions)

$$\left[\frac{ATV_D}{P} \text{ to the 1/nth power } -1 \right]$$

Where:	P	=	a hypothetical initial payment of $1,000.
	n	=	number of years.
	ATV_D	=	ending value of a hypothetical $1,000 payment made at the beginning of the 1-, 5-, or 10-year periods at the end of such periods after taxes on fund distributions but not after taxes on redemption.

Average Annual Total Return After Taxes on Distributions and Redemptions Quotation
The Fund computes its average annual total return after taxes on distributions and redemptions by determining the average annual compounded rates of return during specified periods that equate the initial amount invested to the ending redeemable value of such investment after taxes on fund distributions and redemptions. This is done by dividing the ending redeemable value after taxes on fund distributions and redemptions of a hypothetical $1,000 initial payment by $1,000 and raising the quotient to a power equal to one divided by the number of years (or fractional portion thereof) covered by the computation and subtracting one from the result. This calculation can be expressed as follows:

Average Annual Total Return After Taxes =
(after taxes on distributions and redemption)

$$\left[\frac{ATV_{DR}}{P} \text{ to the 1/nth power } -1 \right]$$

Where:	P	=	a hypothetical initial payment of $1,000.
	n	=	number of years.
	ATV_{DR}	=	ending value of a hypothetical $1,000 payment made at the beginning of the 1-, 5-, or 10-year periods at the end of such periods, after taxes on fund distributions and redemption.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

The average annual total returns for the Fund for the one-year, five-year and ten-year periods ended March 31, 2003 are as follows:

	One Year	Five Year	Ten Year
Return After Taxes on Distributions	(31.42)%	(2.11)%	4.42%
Return After Taxes on Distributions and Sale of Fund Shares	(18.98)%	0.51%	5.08%

ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

Shares may be purchased or redeemed through FBR Investment Services, Inc., ("FBR Services" or "Distributor") account executives, other authorized dealers or directly through the Trust's transfer agent Integrated Fund Services, Inc. ("Integrated"), P.O. Box 5354, Cincinnati, Ohio 45273-9704. The minimum initial investment for each Fund is $2,000. Subsequent investments must be $100 or more. The minimum initial investment for Individual Retirement Accounts ("IRAs"), or pension, profit-sharing or other employee benefit plans is $1,000 and minimum subsequent investments are $100. Shares may be purchased at a price equal to their next determined NAV. The value of shares on redemption or repurchase may be more or less than the investor's cost, depending upon the market value of the portfolio securities at the time of redemption or repurchase.

Redemptions Within 90 Days of Purchase. There is a 1% redemption fee on Fund shares redeemed which have been held 90 days or less.

Suspension of Redemptions. The right of redemption may be suspended or the date of payment postponed: (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings); (b) when trading in the markets a Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the SEC so that disposal of the Fund's investments or determination of its NAV is not reasonably practicable; or (c) for such other periods as the SEC by order may permit to protect Fund shareholders.

DIVIDENDS AND DISTRIBUTIONS

The Fund ordinarily declares and pays dividends from its net investment income on a calendar quarterly basis. The Fund distributes substantially all of its net investment income and net capital gains, if any, to shareholders within each calendar year as well as on a fiscal year basis to the extent required for the Fund to qualify for favorable federal tax treatment.
The amount of distributions may vary from time to time depending on market conditions and the composition of a Fund's portfolio.

For this purpose, the net income of the Fund, from the time of the immediately preceding determination thereof, shall consist of all interest income accrued on the portfolio assets of the Fund, dividend income, if any, income from securities loans, if any, and realized capital gains and losses on the Fund's assets, less all expenses and liabilities of the Fund chargeable against income. Interest income shall include discount earned, including both original issue and market discount, on discount paper accrued ratably to the date of maturity. Expenses, including the compensation payable to the Adviser, are accrued each day. The expenses and liabilities of a Fund shall include those appropriately allocable to the Fund.

TAXES

It is the policy of the Fund to seek to qualify for the favorable tax treatment accorded regulated investment companies ("RICs") under Subchapter M of the Internal Revenue Code (the "Code") for so long as such qualification is in the best interests of its shareholders. By following such policy and distributing its income and gains currently with respect to each taxable year, the Fund expects to eliminate or reduce to a nominal amount the federal income and excise taxes to which it may otherwise be subject.

In order to qualify as a RIC, a fund must, among other things, (1) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of stock or securities, foreign currencies or other income (including gains from options, futures or forward contracts) derived with respect to its business of investing in stock, securities or currencies; (2) diversify its holdings so that at the end of each quarter of its taxable year (a) at least 50% of the market value of the Fund's assets is represented by cash or cash items, U.S. Government securities, securities of other RICs and other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. Government securities) or of two or more issuers that the fund controls and that are engaged in the same, similar, or related trades or businesses. If a fund qualifies as a RIC, it will not be subject to federal income tax on the part of its net investment income and net realized capital gains, if any, that it distributes to shareholders with respect to each taxable year within the time limits specified in the Code.

A non-deductible excise tax is imposed on RICs that do not distribute in each calendar year an amount equal to 98% of their ordinary income for the year plus 98% of their capital gain net income for the 1-year period ending on October 31 of such calendar year. The balance of such income must be distributed during the following calendar year. If distributions during a calendar year are less than the required amount, the Fund is subject to a non-deductible excise tax equal to 4% of the deficiency.

The Fund will be required in certain cases to withhold and remit to the U.S. Treasury 28% of taxable dividends paid to any shareholder who has failed to provide a (or has provided an incorrect) tax identification number, or is subject to withholding pursuant to a notice from the IRS for failure to properly include on his or her income tax return payments of interest or dividends. This "backup withholding" is not an additional tax, and any amounts withheld may be credited against the shareholder's ultimate U.S. tax liability.

Information set forth in the Prospectus and this SAI that relates to federal taxation is only a summary of certain key federal tax considerations generally affecting purchasers of shares of the Fund. No attempt has been made to present a complete explanation of the federal tax treatment of the Fund or its shareholders, and this discussion is not intended as a substitute for careful tax planning. Accordingly, potential purchasers of shares of the Fund are urged to consult their tax advisers with specific reference to their own tax circumstances. In addition, the tax discussion in the Prospectus and this SAI is based on tax law in effect on the date of the Prospectus and this SAI; such laws and regulations may be changed by legislative, judicial or administrative action, sometimes with retroactive effect.

DIRECTORS AND OFFICERS

Board of Directors. Overall responsibility for management of the Fund rests with the Board of Directors ("Directors" or "Board"). Subject to the Fund's Articles of Incorporation, its By-Laws and Maryland law, the Directors have all powers necessary and convenient to carry out their responsibilities, including the appointment and removal of the Fund's officers. There are currently three Directors, all of whom are not "interested persons" of the Fund within the meaning of that term under the 1940 Act ("Independent Directors"). The Directors, in turn, elect the officers of the Fund to actively supervise its day-to-day operations.

Information about the Directors of the Fund is included in the following table. All Directors of the Fund are Independent Directors. The address for each Director is 4922 Fairmont Avenue, Bethesda, MD 20814.

Name and Age	Term of Office* and Length of Time Served	Principal Occupation During Past 5 Years	Portfolios Overseen in the Fund and Fund Complex**	Other Directorships
Michael A. Willner, 45	Since June 2000	CEO AlphaGrip, Inc. January 2001 to present; President, New Traders, Inc. from September 1996 to December 2000;	12	None
F. David Fowler, 69	Since June 2000	Retired, 1997. Dean, The George Washington University School of Business and Public Management, 1992-1997.	12	None
Louis T. Donatelli, 65	Since June 2000	Chairman of Donatelli and Klein, Inc., a real-estate development company, since 2001 (President, 1973-2001).	12	None

* Each of the Directors serves for an indefinite term office until his successor is elected and qualifies.
** "Fund Complex" consists of all mutual funds advised by Friedman, Billings Ramsey Group, Inc, ("FBR Group") and its affiliate advisers.

The Directors presently have an audit committee, a valuation committee, and a nominating committee. The members of each committee are Messrs. Donatelli, Willner and Fowler. The function of the audit committee is to recommend independent auditors and review and report on accounting and financial matters. The function of the valuation committee is to determine and monitor the value of the Fund's assets. The function of the nominating committee is to nominate persons to serve as disinterested trustees and trustees to serve on committees of the Board. The Board does not have a policy related to considering nominees recommended by Shareholders. During the Fund's last fiscal year, the audit committee met two times and the nominating committee met one time. The valuation committee did not meet.

Remuneration of Directors. The following table sets forth information regarding compensation of Independent Directors by for the fiscal year ended March 31, 2003. All such fees were paid by FBR National Bank & Trust ("FBR National") pursuant to an Administrative Services Agreement whereby FBR National pays all expenses of the Fund other than the advisory fee, extraordinary legal expenses, interest and expenses paid by the Adviser.

Compensation Table
(for the fiscal year ended March 31, 2003)

Name of Person and Position	Aggregate Compensation Paid by the Fund	Pension or Retirement Benefits Accrued	Estimated Annual Benefits Upon Retirement	Total Compensation from the Fund and Fund Complex Paid to Directors*
Louis T. Donatelli, Director	$5,472.93	$0	$0	$31,000.00
F. David Fowler, Director	$4,941.40	$0	$0	$29,250.00
Michael A. Willner, Director	$5,222.93	$0	$0	$30,250.00

* "Fund Complex" consists of all mutual funds advised by Friedman, Billings, Ramsey Group, Inc. ("FBR Group") and its affiliate advisers.

Directors' Ownership of Fund Shares as of December 31, 2002

	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen By Director in Family of Investment Companies*
Louis T. Donatelli	$1-$10,000	Over $100,000
F. David Fowler	None	$0-$10,000
Michael A. Willner	$1-$10,000	Over $100,000

* "Family of Investment Companies" consists of all mutual funds advised by Friedman, Billings, Ramsey Group, Inc. ("FBR Group") and its affiliate advisers.

Officers of the Fund

The officers of the Fund, their ages, addresses and principal occupations during the past five years, are as follows:

Name, Address and Age	Position(s) Held With the Fund and Term of Office*	Principal Occupation During Past 5 Years
David H. Ellison, 44 101 Federal Street, Suite 2130 Boston, MA 02110	President	President, Money Management Associates, L.P., April 2001-February 2002; Director, CEO and President, FBR Fund Advisers, Inc. since December 1999; Fund Manager, FBR Family of Funds since October 1996.
Winsor H. Aylesworth, 58 101 Federal Street, Suite 2130 Boston, MA 02110	Vice President and Treasurer	Vice President, Money Management Associates, L.P., April 2001-February 2002; Portfolio Manager, FBR Fund Advisers, Inc. since September 1998.
Bart Sanders, 38 4922 Fairmont Avenue Bethesda, MD 20814	Vice President	Vice President, Money Management Associates, L.P. April 2001-February 2002; Senior Vice President of Fund Operations, FBR Fund Advisers, Inc. since August 1999. Head Trader for the Adviser since January 1997.
Susan L. Silva, 36 4922 Fairmont Avenue Bethesda, MD 20814	Vice President and Controller	Vice President, Mutual Fund Services, FBR National Bank & Trust since July 2002; Assistant Vice President, Fund Accounting, FBR National Bank & Trust since January 2001; Vice President and Controller of FBR Fund for Government Investors, FBR Fund for Tax-Free Investors, Inc., FBR American Gas Index Fund, Inc., and The FBR Rushmore Fund, Inc., since July 2002. Employee of FBR National Bank & Trust since January 2000. Assistant Treasurer of Legg Mason Global Trust and Assistant Secretary of five Legg Mason Funds, 1998-1999; Fund Accounting Manager, Legg Mason, Inc. from 1996 through 1999.
Kimberly J. Ochterski, 27 4922 Fairmont Avenue Bethesda, MD 20814	Secretary and Assistant Vice President	Secretary and Assistant Vice President of FBR Fund for Government Investors, FBR Fund for Tax-Free Investors, Inc., FBR American Gas Index Fund, Inc., and The FBR Rushmore Fund, Inc., since July 2003. Employee of FBR National Bank & Trust since August 1998, serving in various capacities, including Fund Accounting Supervisor and Transfer Agent Operations Manager.

* Officers of the Fund serve for one year and until their successors are chosen and qualify.

As of June 30, 2003, the officers of the Fund, as a group, owned less than 1.00% of the outstanding shares of the Fund.

As of the date of this SAI, the Directors and officers of the Fund, as a group, owned less than 1.00% of the outstanding shares of the Fund.

INVESTMENT MANAGEMENT and ADMINISTRATION

Investment Adviser. FBR Fund Advisers, Inc., located at 1001 Nineteenth Street, North, Arlington, Virginia 22209, serves as the Fund's investment adviser. Prior to November 1, 2001, investment advisory and management services were provided by Money Management Advisers, Inc. ("MMA"). Both the Adviser and MMA are wholly-owned subsidiaries of Friedman, Billings, Ramsey Group, Inc. ("FBR"), a financial services holding company. As of June 30, 2003, the Adviser managed approximately $835 million of net assets on behalf of the Fund and the FBR Family of Funds. Together, the Adviser and its asset management affiliates manage approximately $8.1 billion of gross assets (including leverage) for numerous clients including individuals, banks and thrift institutions, investment companies, pension and profit sharing plans and trusts, estates and charitable organizations, and private partnerships.

The Adviser provides investment advice to the Fund and oversees its day-to-day operations, subject to direction and control by the Fund's Board of Directors.

Advisory Agreement. Pursuant to an Investment Advisory Agreement between the Adviser and the Fund, the Adviser is responsible for the management of the Fund, provides investment oversight and supervision to the Fund, and is responsible for making investment decisions and placing orders for the purchase and sale of the Fund's investments. Consistent with the requirements of the 1940 Act, the Investment Advisory Agreement provides that the Adviser is not liable to the Fund for any mistake in judgment, or otherwise, except by reason of willful misfeasance, bad faith or gross negligence in the performance of the Adviser's duties or by reason of its reckless disregard of its obligations under the Investment Advisory Agreement. The Investment Advisory Agreement may be terminated by the Fund without penalty upon 60 days' notice by the Board or by a vote of the holders of a majority of the Fund's outstanding voting securities, or upon 60 days' notice by the Adviser. The Investment Advisory Agreement will also terminate automatically in the event of its assignment, as defined in the 1940 Act. The Investment Advisory Agreement will remain in effect for two years from its effective date, and, unless earlier terminated, will continue from year-to-year thereafter, provided that each such continuance is approved annually (i) by the Board or by the vote of a majority of the outstanding voting securities of the Fund and, in either case, (ii) by a majority of the Independent Directors.

The Investment Advisory Agreement between the Adviser and the Fund provides that it will continue in effect for an initial two-year term and for consecutive one-year terms thereafter, provided that such continuance is approved at least annually by the Directors or by vote of a majority of the outstanding shares of the Fund (as defined under "Additional Information"), and, in either case, by a majority of the Directors who are not parties to the Investment Advisory Agreement or interested persons (as defined in the 1940 Act) of any party to the Investment Advisory Agreement, by votes cast in person at a meeting called for such purpose.

The Investment Advisory Agreement is terminable as to the Fund at any time on 60 days' written notice without penalty by the Directors, by vote of a majority of the outstanding shares of the Fund, or by the Adviser. The Investment Advisory Agreement also terminates automatically in the event of any assignment, as defined in the 1940 Act.

The Investment Advisory Agreement provides that the Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance of services pursuant to the Investment Advisory Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith, or negligence on the part of the Adviser in the performance of its duties, or from reckless disregard by it of its duties and obligations thereunder.

Under the Investment Advisory Agreement, the Adviser may delegate a portion of its responsibilities to a sub-adviser. In addition, the Investment Advisory Agreement provides that the Adviser may render services through its own employees or the employees of one or more affiliated companies that are qualified to act as an investment adviser of a Fund and are under common control with FBR Group as long as all such persons are functioning as part of an organized group of persons, managed by authorized officers of the Adviser.

Board Approval of the Advisory Agreements. The Investment Advisory Agreement for the Fund was approved by the Directors at an in-person meeting held October 31, 2002.   Prior to approving the Investment Advisory Agreement, the Board requested, and the Adviser provided, information deemed relevant to the Board's consideration of the renewal of the Agreement. In particular, the Board considered a variety of factors, including (i) the extent and quality of investment advisory services each Fund will receive for the advisory fee payable under the Agreements; (ii) the fees charged by other investment advisers providing comparable services to similar investment companies; (iii) comparative information on the net asset value, yield and total return per share of each Fund with those of other funds with comparable investment objectives and size and the Fund's Lipper rankings; (iv) the historical relationship between the Fund and the Adviser; and (v) other factors deemed relevant by the Board. The Directors also reviewed the Adviser's profitability, the profitability of its relationship with the Fund and other advised mutual funds, historical performance of the Fund and comparative information on expenses. Also discussed were the mechanics of the advisory fee waiver, whereby the Adviser agrees to reimburse the Fund for expenses exceeding 0.85% of the average daily net assets the Fund. The Directors noted that there had been no changes to the Investment Advisory Agreement since the Board last considered the Agreement.

After considering these factors, the Directors, comprising all of the Independent Directors, concluded that the Advisory Agreement would be beneficial to the Fund and its shareholders and approved the continuation of the Agreement.

Advisory Fees
For its services, the Adviser receives a fee at an annual rate based on 0.40% of the average net assets of the Fund. For the fiscal years ended March 31, 2003, 2002, and 2001, the Fund paid the following investment advisory fees to the Adviser or MMA:

	Gross Advisory Fees	Advisory Fee Waiver	Net Advisory Fees
2003	$ 673,345	$ 15,548	$657,797
2002	$ 959,074	--	$ 959,074
2001	$1,016,632	--	$1,016,632

Pursuant to an Expense Limitation Agreement, the Adviser has agreed to limit the annual operating expenses (exclusive of certain extraordinary items) to 0.85% of the Fund's average daily net assets.

The Adviser may pay, from its own resources, broker-dealers and other financial institutions for their expenses in connection with the distribution of Fund shares.

Administrator
Under an Administrative Services Agreement between the Fund and FBR National Bank & Trust ("FBR National"), 4922 Fairmont Avenue, Bethesda, Maryland 20814, FBR National provides transfer agency, dividend-disbursing, fund accounting custodial and administrative services to the Fund. Effective November 1, 2002, under the Administrative Services Agreement with FBR National, which has been approved by the Board of Directors, FBR National receives an annual fee of 0.375% of average daily net assets of the Fund for the services it provides. Prior to November 1, 2002, FBR National received an annual fee of 0.35% of average daily net assets of the Fund. For the fiscal years ended March 31, 2003, 2002, and 2001, the Fund paid the following administrative services fees to FBR National:

2003	$604,724
2002	$839,228
2001	$889,553

As the Administrator, FBR National is responsible for all costs of the Fund except for the investment advisory fee, extraordinary legal expenses and interest. Specifically, FBR National pays costs of registration of the Funds' shares with the Securities and Exchange Commission and the various states, all expenses of dividend and transfer agent services, outside auditing and legal fees, preparation of shareholders reports, certain expenses associated with shareholder servicing, and all costs incurred in providing custodial services.

American Gas Association

The American Gas Association also provides administrative services to the Fund pursuant to an Administrative Services Agreement between the Fund and A.G.A. These administrative services include overseeing the calculation of the Index. AUS performs the actual computations required to produce the Index and receives a fee for such calculations pursuant to a contractual arrangement with A.G.A. A.G.A. does not furnish other securities advice to the Fund or the Adviser or make recommendations regarding the purchase or sale of securities by the Fund. Under the terms of an agreement approved by the Board of Directors, A.G.A. provides the Adviser with current information regarding the common stock composition of the Index no less than quarterly but may supply such information more frequently. In addition, A.G.A. provides the Fund with information on the natural gas industry. The Fund pays A.G.A. in its capacity as administrator a fee at an annual rate of 0.10% of the average daily net assets of the Fund. For the years ended March 31, 2003, 2002 and 2001, the Fund paid the following administration fees to A.G.A:

2003	$168,336
2002	$239,780
2001	$254,158

Distributor. Pursuant to a Distribution Agreement dated September 4, 2001 (the "Distribution Agreement"), the Board of Trustees of the Fund appointed FBR Investment Services, Inc. ("FBRIS") as the Fund's distributor. FBRIS, located at 4922 Fairmont Avenue, Bethesda, Maryland, is an affiliate of the Adviser and serves as principal underwriter and distributor of the Funds' shares pursuant to a Distribution Agreement with the Funds which is renewable annually. FBRIS promotes and sells shares of the Funds on a continuous, best efforts basis.

Independent Auditors

Independent certified public accountants, Tait, Weller & Baker ("Tait Weller"), 1818 Market Street, Philadelphia, Pennsylvania 19103, are responsible for auditing the annual financial statements of the Fund. Tait Weller replaced Deloitte & Touche as the Fund's independent accountants beginning with the Fund's fiscal year ending March 31, 2003 engagement.

Portfolio Transactions. Pursuant to the Investment Advisory Agreement, the Adviser determines, subject to the general supervision of the Directors of the Fund, and in accordance with the Fund's investment objective and restrictions, which securities are to be purchased and sold by the Fund, and which brokers are to be eligible to execute its portfolio transactions. Purchases from underwriters and/or broker-dealers of portfolio securities include a commission or concession paid by the issuer to the underwriter and/or broker-dealer and purchases from dealers serving as market makers may include the spread between the bid and asked price. While the Adviser generally seeks competitive spreads or commissions, the Fund may not necessarily pay the lowest spread or commission available on each transaction, for reasons discussed below.

Allocation of transactions to broker-dealers is determined by the Adviser, as applicable, in its best judgment and in a manner deemed fair and reasonable to shareholders. The primary consideration is prompt execution of orders in an effective manner at the most favorable price. Subject to this consideration, broker-dealers who provide supplemental investment research to the Adviser, as applicable, may receive orders for transactions by the Fund. Information so received is in addition to and not in lieu of services required to be performed by the Adviser and does not reduce the investment advisory fees payable to the Adviser by a Fund. Such information may be useful to the Adviser, as applicable, in serving both the Fund and other advisory clients and, conversely, such supplemental research information obtained by the placement of orders on behalf of other clients may be useful to the Adviser, as applicable, in carrying out its obligations to the Fund.

The Directors have authorized the allocation of brokerage to Friedman, Billings, Ramsey & Co., Inc. ("FBR & Co."), an affiliated broker-dealer, to effect portfolio transactions on an agency basis. The Trustees have adopted procedures incorporating the standards of Rule 17e-1 under the 1940 Act, which require that the commission paid to affiliated broker-dealers must be "reasonable and fair compared to the commission, fee or other remuneration received, or to be received, by other brokers in connection with comparable transactions involving similar securities during a comparable period of time." At times, the Fund may also purchase portfolio securities directly from dealers acting as principals, underwriters or market makers. As these transactions are usually conducted on a net basis, no brokerage commissions are paid by the Fund.

Investment decisions for the Fund are made independently from those made for any other investment company or account managed by the Adviser, as applicable. Such other funds, investment companies or accounts may also invest in the same securities in which the Fund invests. When a purchase or sale of the same security is made at substantially the same time on behalf of the Fund and another advisory client, the transaction will be averaged as to price, and available investments allocated as to amount, in a manner which the Adviser, as applicable, believes to be equitable to the Fund and such other advisory client. In some instances, this investment procedure may affect the price paid or received by the Fund or the size of the position obtained by the Fund in an adverse manner relative to the result that would have been obtained if only the Fund had participated in or been allocated such trades. To the extent permitted by law, the Adviser, as applicable, may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for other advisory clients in order to obtain best execution. In making investment recommendations for the Fund, the Adviser, as applicable, will not inquire or take into consideration whether an issuer of securities proposed for purchase or sale by the Fund is a customer of the Adviser, its parent or affiliates, and, in dealing with commercial customers, the Adviser or its affiliates, will not inquire or take into consideration whether securities of such customers are held by the Fund.

The Funds paid brokerage commissions as follows:

	Total Brokerage Commissions Paid	Commissions Paid to FBR & Co.
2003	$ 85,313	$ --
2002	$154,660	$ --
2001	$227,445	$ --

Code of Ethics

The Directors have adopted a Code of Ethics ("Code") for the Fund and approved the Code of the Adviser and the Distributor based on a determination that each such Code contains provisions reasonably necessary to prevent access persons from violating Rule 17j-1 under the Investment Company Act of 1940, as amended.

PROXY VOTING POLICIES AND PROCEDURES

The Board of the Fund has approved proxy voting policies and procedures for the Fund that delegate the authority to vote proxies related to Fund portfolio securities to the Adviser. The Adviser's proxy voting policies and procedures address the responsibility of the Adviser to ensure that proxies received for portfolio securities held by the Fund are voted in the best interest of the Fund, including in those situations involving a conflict of interest between the Fund on the one hand, and the Adviser, Distributor, and certain of their affiliated persons on the other. Such voting responsibilities will be exercised in a manner that is consistent with the general antifraud provisions of the Investment Advisers Act of 1940, as well as the investment adviser's fiduciary duties under the federal and state law to act in the best interest of its clients.

Voting Proxies. Proxies solicited for items of business with respect to issuers whose voting securities are owned by the Fund must be voted in the best interests of the Fund. Proxies are voted on a case-by-case basis in the best economic interest of the client or shareholder taking into consideration all relevant contractual obligations and other circumstances at the time of the vote. Proxies are also voted with the objective of fostering good corporate governance practices, including the fair and equal treatment of shareholders together with the reasonable disclosure of company policies, activities and returns. The Adviser may abstain from voting a client proxy when the effect on shareholders' economic interests or the value of the portfolio holding is indeterminable or insignificant; or when the cost of voting the proxies outweighs the benefits, *e.g.*, when voting certain non-U.S. securities.

Conflicts of Interest. The Adviser generally insulates itself from conflicts of interests between the Fund and itself, the Fund's Distributor and/or certain affiliated persons of the Adviser or Distributor by voting proxies in accordance with the Adviser's proxy voting policies and procedures. Where a conflict of interest arises, the Adviser may pursue one of the following courses of action: (1) convene an ad-hoc committee to assess and resolve the conflict; (2) vote in accordance with the instructions of a client or shareholder after providing notice to that client or shareholder of the conflict; (3) vote the proxy in accordance with the recommendation of an independent third-party service provider; or (4) delegate the vote to an independent third-party service provider. The Board of Directors of the Fund has appointed a committee of the Board for the purpose of providing the Fund's consent to vote in matters where the Adviser seeks such consent because of a conflict of interest that arises in connection with a particular vote or for other reasons.

CONTROL PERSONS and PRINCIPAL HOLDERS of SECURITIES

As of June 30, 2003, the following parties were the only owners of record owning 5% or more of the shares of the Fund.

Controlling Party or Principal Holder of Securities *Address*	Shares Outstanding	% Owned
Charles Schwab & Co., Inc. *101 California Street* *San Francisco, CA 94101*	3,307,850.189	22.65%
National Financial Services Corp. *200 Liberty Street, 4th Floor* *New York, NY 10281-1003*	876,961.369	6.00%

FINANCIAL STATEMENTS

Copies of the Fund's audited financial statements for the fiscal year ended March 31, 2003, may be obtained without charge by contacting the Fund at 4922 Fairmont Avenue, Bethesda, Maryland 20814, or by telephoning the Fund at 888.888.0025.

PART C
OTHER INFORMATION

FBR American Gas Index Fund, Inc.

ITEM 23. Exhibits

(a)(1)	Articles of Incorporation.<u>1/</u>
(a)(2)	Articles of Amendment. ^{3/}
(b)(1)	Bylaws of Registrant.<u>1/</u>
(b)(2)	Amendment to Bylaws.<u>3/</u>
(c)	None
(d)(1)	Amended and Restated Investment Advisory Contract between Registrant and FBR Fund Advisers, Inc. dated November 1, 2002. (filed herewith)
(e)	Distribution Agreement between Registrant and FBR Investment Services, Inc. dated November 1, 2002.(filed herewith)
(f)	None
(g)	Not Applicable
(h)(1)	Administrative Services Agreement between Registrant and FBR National Bank & Trust (filed herewith)
(h)(2)	Expense Limitation Agreement between Registrant and FBR Fund Advisers, Inc. dated November 1, 2003. (filed herewith)
(i)	Opinion of Dunnells, Duvall, Bennett & Porter, regarding the legality of securities being registered.<u>1/</u>
(j)	Consent of Tait, Weller & Baker, independent public accountants for the Registrant (filed herewith)
(k)	None
(l)	None
(m)	None
(n)	None
(o)	None
(p)	Code of Ethics of the Fund, the Adviser, and the Distributor.<u>2/</u>

[1/] Incorporated by reference to the Registrant's Registration Statement on Form N-1A, previously filed with the Securities and Exchange Commission on February 17, 1989 (Registration Nos. 33-25678 and 811-5702).

[2/] Incorporated by reference to the Registrant's Registration Statement on Form N-1A, previously filed with the Securities and Exchange Commission on July 27, 2000 (Registration Nos. 33-25678 and 811-5702).

[3/] Incorporated by reference to the Registrant's Registration Statement on Form N-1A, previously filed with the Securities and Exchange Commission on July 29, 2002 (Registration Nos. 33-25678 and 811-5702).

ITEM 24. Persons Controlled By or Under Common Control with the Fund
None

ITEM 25. Indemnification

The Fund's Articles of Incorporation provides that officers and Directors shall be indemnified by the Fund against liabilities and expenses of defense in proceedings against them by reason of the fact that they serve as officers or Directors of the Fund or as an officer or director of another entity at the request of the entity. The indemnification is subject to the following conditions:

(a)   no Director or officer is indemnified against all liability to the Fund or its security holders which was the result of any willful misfeasance, bad faith, gross negligence or reckless disregard of his duties;

(b)   officers and Directors are only indemnified for actions taken in good faith which they believed were in or not opposed to the best interests of the Fund;

(c)   expenses of any suit or proceeding will be paid in advance only if the persons who will benefit by such advance undertake to repay the expenses unless it is subsequently determined that they are entitled to indemnification.

The Articles of Incorporation provide that if indemnification is not ordered by a court, it may be authorized upon determination by shareholders, by a majority vote of a quorum of the Directors who were not parties to the proceedings or if a quorum is not obtainable, or if directed by a quorum of disinterested Directors, by independent legal counsel in a written opinion that the persons to be indemnified have met the applicable standard.

In connection with the approval of indemnification to officers and Directors, the Fund hereby undertakes in all cases where indemnification is not ordered by a court not to submit any proposed indemnification to a vote of its shareholders or Directors unless it has obtained a legal opinion from independent counsel that the product of the persons seeking indemnification did not involve willful misfeasance, bad faith, gross negligence or reckless disregard of their duties.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "1933 Act"), may be permitted to Directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such Director, officer, or controlling person in connection with the securities being registered, the Registrant, unless in the opinion of the Registrant's counsel the matter has been settled by controlling precedent, will submit to a court of appropriate jurisdiction the question whether such indemnification by the Registrant is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue. The Fund and its Directors and officers are also insured for certain liabilities under a directors and officers errors and omission policy.

ITEM 26. Business and Other Connections of the Investment Adviser

FBR Fund Advisers, Inc. provides advisory services to the Registrant and also serves as the investment adviser to the FBR Family of Funds, a series of five regulated investment companies. The directors and officers of the Adviser have held the following positions of a substantial nature:

Name	Position with Adviser	Occupation
Eric Billings	Director	Vice Chairman/Co-CEO — Friedman, Billings, Ramsey Group, Inc. ("FBR Group")
Robert Smith	Director	Chief Operating Officer — FBR Group
Dave Ellison	President	Director and Portfolio Manager — FBR Fund Advisers, Inc.

ITEM 27. Principal Underwriters

(a) FBR Fund for Tax-Free Investors, Inc.

FBR Rushmore Fund, Inc.

FBR Fund for Government Investors

FBR Family of Funds

(b) FBR Investment Services, Inc. ("FBR Services") serves as principal underwriter to the Funds. The following information is provided with respect to each director, officer or partner of FBR Services:

Name and principal business address(1)	Positions and offices with FBR Services	Positions and offices with Registrant
Sothara Chin	President	None

(1) The address of each person is 4922 Fairmont Avenue, Bethesda, Maryland 20814.

ITEM 28. Location of Accounts and Records

The physical location for all accounts, books, and records required to be maintained and preserved by Section 31(a) of the Investment Company Act of 1940, as amended, and Rules 31a-1 and 31a-2 thereunder, at the Fund's offices is 4922 Fairmont Avenue, Bethesda, Maryland 20814 and 1001 Nineteenth Street North, Arlington, Virginia 22209 and at Integrated Fund Services, Inc. at 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202.

ITEM 29. Management Services

Not Applicable.

ITEM 30. Undertakings

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in this City of Bethesda in the State of Maryland, on the 29th day of July, 2003.


American Gas Index Fund, Inc.

By:

/s/ David H. Ellison*
David H. Ellison, President


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Winsor Aylesworth* Winsor Aylesworth	Vice President and Treasurer	July 29, 2003
/s/ Louis T. Donatelli * Louis T. Donatelli	Director	July 29, 2003
/s/ David H. Ellison* David H. Ellison	President	July 29, 2003
/s/ F. David Fowler* F. David Fowler	Director	July 29, 2003
/s/ Michael A. Willner* Michael A. Willner	Director	July 29, 2003

* Susan L. Silva, attorney-in-fact

<u>**POWER OF ATTORNEY**</u>
FBR American Gas Index Fund, Inc.

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Susan L. Silva and Patrick Turley, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in and all of his or her capacities as a Director of the American Gas Index Fund, Inc. (the "Fund"), a Maryland Corporation, to sign on his or her behalf any and all Registration Statements (including any post-effective amendments to Registration Statements) under the Securities Act of 1933, as amended, and/or the Investment Company Act of 1940, as amended, filed by the Fund and any amendments and supplements thereto, and other documents in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and each of them, may lawfully do or cause to be done by virtue hereof. This power of attorney hereby revokes any and all powers of attorney previously granted by the undersigned in connection with the aforementioned matters.

DATED this 31st day of October, 2002.

      /s/ Winsor H. Aylesworth
      Winsor H. Aylesworth

POWER OF ATTORNEY
FBR American Gas Index Fund, Inc.

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Susan L. Silva and Patrick Turley, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in and all of his or her capacities as a Director of the American Gas Index Fund, Inc. (the "Fund"), a Maryland Corporation, to sign on his or her behalf any and all Registration Statements (including any post-effective amendments to Registration Statements) under the Securities Act of 1933, as amended, and/or the Investment Company Act of 1940, as amended, filed by the Fund and any amendments and supplements thereto, and other documents in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and each of them, may lawfully do or cause to be done by virtue hereof. This power of attorney hereby revokes any and all powers of attorney previously granted by the undersigned in connection with the aforementioned matters.

DATED this 31st day of October, 2002.

                                                /s/ David H. Ellison
                                                 David H. Ellsion

FBR American Gas Index Fund, Inc.

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Susan L. Silva and Patrick Turley, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in and all of his or her capacities as a Director of the American Gas Index Fund, Inc. (the "Fund"), a Maryland Corporation, to sign on his or her behalf any and all Registration Statements (including any post-effective amendments to Registration Statements) under the Securities Act of 1933, as amended, and/or the Investment Company Act of 1940, as amended, filed by the Fund and any amendments and supplements thereto, and other documents in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and each of them, may lawfully do or cause to be done by virtue hereof. This power of attorney hereby revokes any and all powers of attorney previously granted by the undersigned in connection with the aforementioned matters.

DATED this 31st day of October, 2002.


/s/ F. David Fowler
F. David Fowler


FBR American Gas Index Fund, Inc.

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Susan L. Silva and Patrick Turley, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in and all of his or her capacities as a Director of the American Gas Index Fund, Inc. (the "Fund"), a Maryland Corporation, to sign on his or her behalf any and all Registration Statements (including any post-effective amendments to Registration Statements) under the Securities Act of 1933, as amended, and/or the Investment Company Act of 1940, as amended, filed by the Fund and any amendments and supplements thereto, and other documents in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and each of them, may lawfully do or cause to be done by virtue hereof. This power of attorney hereby revokes any and all powers of attorney previously granted by the undersigned in connection with the aforementioned matters.

DATED this 31st day of October, 2002.

  /s/ Michael A. Willner
  Michael A. Willner

FBR American Gas Index Fund, Inc.

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Susan L. Silva and Patrick Turley, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in and all of his or her capacities as a Director of the American Gas Index Fund, Inc. (the "Fund"), a Maryland Corporation, to sign on his or her behalf any and all Registration Statements (including any post-effective amendments to Registration Statements) under the Securities Act of 1933, as amended, and/or the Investment Company Act of 1940, as amended, filed by the Fund and any amendments and supplements thereto, and other documents in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and each of them, may lawfully do or cause to be done by virtue hereof. This power of attorney hereby revokes any and all powers of attorney previously granted by the undersigned in connection with the aforementioned matters.

DATED this 31st day of October, 2002.

    /s/ Louis T. Donatelli
    Louis T. Donatelli